Exhibit 99.9

CONSENT OF JORGE FIERRO

The undersigned hereby the use of their name in connection with references to their involvement in the preparation of certain technical information where used or incorporated by reference in the annual report on Form 40-F of Solaris Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission and in the Company’s Registration Statements on Form S-8 (333-283247) and Form F-10 (333-280241).

Yours truly,

/s/ Jorge Fierro
Jorge Fierro, M.Sc., DIC, PG

Solaris Resources Inc.

Dated: March 20, 2025